Exhibit 99.1

SciSparc’s Collaboration with Clearmind Medicine Continues to Bear Fruit With New Scientific Article Showing MEAI Potential as a Novel Weight Loss Drug

SciSparc has been collaborating with Clearmind Medicine to create effective treatments for obesity and metabolic syndrome by combining SciSparc’s Palmitoylethanolamide (PEA) with Clearmind’s MEAI

TEL AVIV, Israel, August 6, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, today announced that a new article published by Baraghithy et al. on the promising results from a recent study on 5-methoxy-2-aminoindane (“MEAI”), Clearmind Medicine Inc’s (Nasdaq: CMND) (“Clearmind” or “Clearmind Medicine”) innovative psychoactive molecule, for combating obesity. The study was meticulously conducted by a team of experts led by Prof. Joseph Tam, head of the Obesity and Metabolism Laboratory at the School of Pharmacy at the Hebrew University of Jerusalem.

This comprehensive study was published in ACS Pharmacology and Translational Science, https://pubs.acs.org/doi/epdf/10.1021/acsptsci.4c00353.

SciSparc and Clearmind have been collaborating since 2022 to develop innovative proprietary combinations for effective and safe treatments for addictions and for obesity and metabolic syndrome. These treatments are based on various combinations therapies including SciSparc’s Palmitoylethanolamide (PEA) and Clearmind’s MEAI. Their joint efforts have led to multiple patent applications aiming to offer safer and more effective therapeutic options. This collaboration leverages Clearmind’s expertise in psychedelic-derived therapeutics and SciSparc’s cannabinoid-based pharmaceutical innovations. SciSparc and Clearmind jointly fund various studies and IP related to their collaboration.

Key findings from the study demonstrated that the treatment significantly reduced weight loss, in diet-induced obesity in mice, by decreasing fat mass while preserving lean mass. There was a significant improvement in glucose metabolism, increased energy expenditure and fat utilization, while maintaining a similar food consumption and increased activity-specific energy expenditure (without overstimulation), providing support for its potential to impact energy balance. Furthermore, there was a decrease in fatty liver, as evidenced by lower liver triglyceride and cholesterol levels, mainly through inhibiting new lipid synthesis and reducing fat accumulation.

These results further show that a combination treatment was well tolerated and led to increased oxygen consumption and carbon dioxide emission, coupled with elevated energy expenditure and fat oxidation which in turn indicates increases in the metabolic process and fat burn.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. The Company’s intellectual portfolio currently consists of nineteen patent families including 28 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio. Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses potential to create effective treatments for obesity and metabolic syndrome by combining SciSparc’s Palmitoylethanolamide with Clearmind’s MEAI. The Company may not enter into or complete a definitive agreement for the proposed transaction with the biotechnology company or, even if it does, it may not create shareholder value. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055